Manhattan Pharmaceuticals, Inc.
48 Wall Street
New York, New York 10005

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549-7010

Re:	Manhattan Pharmaceuticals, Inc.
Filed September 29, 2009
File No. 001-32639

Ladies and Gentlemen:

On behalf of Manhattan Pharmaceuticals, Inc. (the "Company"), I am responding to the comments contained in the letter, dated October 8, 2009 (the "Comment Letter"), from Jeffrey Riedler, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's preliminary proxy statement on Schedule 14A  (the "Proxy Statement").  For ease of reference, set forth in bold below is the comment to the Proxy Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized me to respond to the Comment Letter as follows:

1.
Please revise your disclosure to include all of the information that would be required if your shareholders were voting on the merger, including the information required by Item 14 of Schedule 14A.  Refer to Note A to Schedule 14A for further guidance.

In response to the Comment Letter, the Company has considered the application of Note A to Schedule 14A and has concluded that the proposal to approve the amendment to the Company's charter to increase the number of authorized shares of common stock is not also a solicitation with respect to the consummation of the acquisition of Ariston Corporation described in the preliminary proxy statement (the "Ariston Acquisition") or the financing upon which closing of the Ariston Acquisition is conditioned.  Further, the Company's securities trade on the Over the Counter Bulletin Board ("OTC") and therefore the Company would not be subject to any shareholder approval requirements under any exchange listing rules.  Unlike other situations where the vote on the proposal being submitted to stockholders could affect whether or not the transactions are consummated, the Company could and would consummate the Ariston Acquisition and the financing transaction even if the stockholders rejected the proposal to amend the Company's certificate of incorporation to increase the number of authorized shares of Company common stock.  The Ariston Acquisition is not conditioned upon an increase of authorized shares of Company common stock.

As of October 19, 2009, as illustrated in the chart below, the Company had 80,167,681 shares of common stock which were authorized and available for future issuance.

As of October 19, 2009
Shares of Common Stock authorized	300,000,000
Shares of Common Stock issued and outstanding	70,624,232
Shares of Common Stock reserved for issuance under option plans	7,592,436
Shares of Common Stock reserved for issuance pursuant to outstanding warrants	86,060,096
Shares of Common Stock reserved for put and call rights	55,555,555
Shares of Common Stock available for future issuance	80,167,681

As set forth in the executed term sheet between the Company and Ariston, the maximum number of shares of Company common stock issuable to Ariston stockholders pursuant to the Ariston Acquisition is 31,780,904 (24,718,481 of which shares are contingent upon achievement of post-closing milestones).

Assuming the issuance of all 31,780,904 shares of Company common stock pursuant to the Ariston Acquisition, the Company would still have 48,386,777 shares of authorized common stock available for future issuance.

In addition, the Company may issue shares of common stock in connection with a $2.5 million debt or equity financing transaction which is a condition precedent to the consummation of the Ariston Acquisition.  The Company has not engaged a financial advisor to assist it in that financing, and, to date, there are no specific plans for such financing.  The Company has not identified an investor, nor negotiated the terms of such a financing transaction.  Therefore, at this time, it is not possible to determine the exact number of shares of Company common stock that may be issued in the future in connection with such financing.  However, the Company anticipates that it may need to issue (or reserve for issuance) between 16,000,000 and 28,000,000 shares of its common stock in connection with such financing, which is well within the 48,386,777 shares of common stock which would be available for future issuance after giving effect to the shares reserved for issuance in connection with the Ariston Acquisition.

Following the Ariston Acquisition, Ariston (which would then be a subsidiary of the Company) would continue to be the obligor under $15.5 million in aggregate principal amount of convertible promissory notes.  The Company and Ariston expect to renegotiate the terms of those convertible promissory notes, and if sufficient authorized shares of Company common stock are available, to have those notes become convertible into shares of Company common stock at a conversion price of $0.40 per share (a conversion price that would be 500% of the current market price as of October 20, 2009).  However, having additional authorized shares of Company common stock available for Ariston note conversion is not a condition precedent to the Ariston Acquisition.

The Company will revise the disclosure in the Proxy Statement to clarify that while the Company can consummate both the Ariston Acquisition and the related (but as-yet-undefined) $2.5 million financing, the Company is proposing the amendment to the Company's certificate of incorporation to increase the authorized shares of common stock to give the Company flexibility to fund future growth of the Company and for other as-yet undetermined needs.

Accordingly, while the Company believes that it has, and intends to, provide all material information pursuant to Items 11 and 13 of Schedule 14A, it does not believe that it needs to provide information required by Item 14 of Schedule 14A as Note A to Schedule 14A is not applicable with respect to the Ariston Acquisition.

2.
Please expand your disclosure to include a discussion of the currently authorized and unissued shares that will become available for issuance if Proposals 1 and 4 are approved; and discuss and plans to issue these shares aside from the merger.

In the interests of efficiency and to avoid potentially confusing disclosure, the Company has decided to withdraw its proposal to authorize its Board of Directors, at their discretion, to amend the Company's Certificate of Incorporation to implement a reverse stock split of its issued and outstanding shares of common stock.  The Company will amend its preliminary proxy statement to remove such proposal.

*           *           *
This will confirm that the Company understands that:

•
the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (212) 582-3950.

Very truly yours,

/s/ Michael G. McGuinness

Michael G. McGuiness,
Chief Operating and Financial Officer, Manhattan Pharmaceuticals, Inc.

cc:	Anthony O. Pergola, Lowenstein Sandler PC